Exhibit 1.1

AMENDMENT NO. 5 TO CREDIT AGREEMENT

THIS AMENDMENT NO. 5 TO CREDIT AGREEMENT is executed on July 22, 2020 (the “Execution Date”), but effective as of the Fifth Amendment Effective Date (as defined below), by and between Twin Disc, Incorporated, a Wisconsin corporation (“Borrower”), and BMO Harris Bank N.A., a national banking association (“Bank”).

In consideration of the mutual covenants, conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed that:

ARTICLE I

DEFINITIONS

When used herein, the following terms shall have the following meanings specified:

1.1     “Amendment” shall mean this Amendment No. 5 to Credit Agreement.

1.2     “Credit Agreement” shall mean the Credit Agreement dated as of June 29, 2018 by and between Borrower and Bank, as amended.

1.3      Other Capitalized Terms. All capitalized terms used in this Amendment and not specifically defined herein shall have the definitions assigned to such terms in the Credit Agreement.

ARTICLE II

AMENDMENTS

2.1     Amendments. The Credit Agreement is hereby amended as follows:

2.1.1     Section 1.1 – Definitions. The following definitions in Section 1.1 of the Credit Agreement are added or amended and restated, as applicable, as follows:

“Base Rate” means, for any day, the rate per annum equal to the greatest of: (a) the rate of interest announced or otherwise established by Bank from time to time as its prime commercial rate as in effect on such day, with any change in the Base Rate resulting from a change in said prime commercial rate to be effective as of the date of the relevant change in said prime commercial rate (it being acknowledged and agreed that such rate may not be Bank’s best or lowest rate), (b) the sum of (i) the rate determined by Bank to be the average (rounded upward, if necessary, to the next higher 1/100 of 1%) of the rates per annum quoted to Bank at approximately 10:00 a.m. (or as soon thereafter as is practicable) on such day (or, if such day is not a Business Day, on the immediately preceding Business Day) by two or more Federal funds brokers selected by Bank for sale to Bank at face value of Federal funds in the secondary market in an amount equal or comparable to the principal amount for which such rate is being determined, plus (ii) 1/2 of 1%, and (c) the LIBOR Quoted Rate for such day plus 1.00%. As used herein, the term “LIBOR Quoted Rate” means, for any day, the rate per annum equal to the quotient of (i) the rate per annum (rounded upwards, if necessary, to the next higher one hundred thousandth of a percentage point) for deposits in U.S. Dollars for a one-month interest period as reported on the applicable Bloomberg screen page (or such other commercially available source providing such quotations as may be designated by the Bank from time to time) as of 11:00 a.m. (London, England time) on such day (or, if such day is not a Business Day, on the immediately preceding Business Day) divided by (ii) one (1) minus the Eurodollar Reserve Percentage; provided that if the LIBOR Quoted Rate as so determined would be less than one percent (1.00%), the LIBOR Quoted Rate will be deemed to be one percent (1.00%) for the purposes of any Borrowing of Revolving Loans under this Agreement.

“EBITDA” means, with reference to any period for any Person, Net Income of such Person for such period plus all amounts deducted in arriving at such Net Income amount in respect of (a) Interest Expense for such period, (b) federal, state, and local income taxes for such period, (c) depreciation of fixed assets and amortization of intangible assets for such period, (d) restructuring charges for such period, (e) impairment charges for such period, (f) non-cash stock compensation for such period, (g) fair market value work-in-process adjustments for such period, (h) one-time, non-recurring reasonable and documented non-capitalized transaction expenses and closing fees related to this Agreement (or any amendments thereto) and the Acquisition, as reviewed and reasonably approved by Bank, incurred during such period (provided, that such transaction expenses included under this clause (h) shall not exceed $2,000,000 in the aggregate), and (i) extraordinary expenses related to an isolated product performance issue on one of Borrower’s oil and gas transmission models (provided, that such expenses included under this clause (i) shall not exceed $3,900,000 in the aggregate); provided, that, for the avoidance of doubt, any gain on the forgiveness of the SBA PPP Loan that is realized during such period shall be excluded from EBITDA.

“Fifth Amendment Effective Date” means June 30, 2020.

“Financial Covenant Relief Period” means the period commencing on (and including) the Fifth Amendment Effective Date and ending on (and including) the earlier of (a) June 30, 2021, or (b) the date elected by Borrower in a written notice delivered to Bank pursuant hereto.

“LIBOR” means, for an Interest Period for a Borrowing of Eurodollar Loans, (a) the LIBOR Index Rate for such Interest Period, if such rate is available, and (b) if the LIBOR Index Rate cannot be determined, the arithmetic average of the rates of interest per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) at which deposits in U.S. Dollars in immediately available funds are offered to Bank at 11:00 a.m. (London, England time) two (2) Business Days before the beginning of such Interest Period by three (3) or more major banks in the interbank eurodollar market selected by Bank for delivery on the first day of and for a period equal to such Interest Period and in an amount equal or comparable to the principal amount of the Eurodollar Loan scheduled to be made as part of such Borrowing, provided, that if LIBOR as so determined would be less than one percent (1.00%), LIBOR will be deemed to be one percent (1.00%) for the purposes of any Borrowing of Revolving Loans under this Agreement.

“Monthly Reset LIBOR Rate” means the one month ICE Benchmark Administration (ICE) LIBOR and reported on the applicable Bloomberg screen page (or such other commercially available source providing such quotation as may be designated by Bank from time to time) as reported on the relevant Change Date (or, if such Change Date is not a Business Day, on the immediately prior Business Day), unless such rate is no longer available or published, in which case such rate shall be at a comparable substitute index rate selected by Bank with notice to Borrower as set forth in Section 2.15 hereof; provided that that if the Monthly Reset LIBOR Rate as so determined would be less than one percent (1.00%), the Monthly Reset LIBOR Rate will be deemed to be one percent (1.00%) for the purposes of any Borrowing of Revolving Loans under this Agreement. Bank’s internal records of applicable interest rates (including without limitation Bank’s designation of any successor interest rate index in the rate index described above shall become temporarily unavailable or shall cease to exist) shall be determinative in the absence of manifest error.

“Revolving Credit Commitment” means the obligation of Bank to make Revolving Loans and to issue Letters of Credit hereunder in an aggregate principal or face amount at any one time outstanding not to exceed $45,000,000 (inclusive of the Euro Sublimit and L/C Sublimit).

2.1.2     Section 1.1 – Applicable Margin. Notwithstanding anything contained in the Credit Agreement, at all times during the Financial Covenant Relief Period the Applicable Margin for all Loans, Reimbursement Obligations, and the commitment/facility fees and letter of credit fees payable under Section 2.11 shall be the rates per annum set forth in the table below. After the Financial Covenant Relief Period, the Applicable Margin shall again be determined in accordance with the provisions and pricing grid set forth in the definition of “Applicable Margin” contained in the Credit Agreement.

Applicable Margin for (i) Revolving Loans and (ii) Letter of Credit Fee shall be:	Applicable Margin for Term Loans shall be:	Applicable Margin for Commitment/Facility Fee shall be:
3.25%	3.875%	0.20%

2.1.3     Section 2.7(a) – Interest-Only Period for Term Loan. Notwithstanding anything contained in the Credit Agreement, with respect to the Term Loan, commencing with the next applicable quarterly payment date for the Term Loan pursuant to Section 2.7(a) of the Credit Agreement occurring on September 30, 2020 and continuing through the quarterly payment date occurring on December 31, 2020 (such period, the “Interest-Only Period”), Borrower shall make payments equal to all then accrued and unpaid interest and shall not be required to make any regularly scheduled payment of principal during such Interest-Only Period and, to the extent not paid, such principal payments shall be deferred as provided in this Section 2.1.3. After the Interest-Only Period, Borrower shall resume making scheduled principal and interest payments in the amounts and at the times as otherwise provided in the Credit Agreement for such Loans, as may be modified by this Amendment. The aggregate amount of unpaid scheduled principal installments that would have been payable, if the Interest-Only Period were not in effect, will be determined by Bank (which determination shall be conclusive and binding for all purposes absent demonstrable error) and will be due and payable on the Term Loan Termination Date. BORROWER acknowledges and agrees that the provisions of this Section: (a) will increase the amount of any balloon payment otherwise due on the Term Loan Termination Date or result in a balloon payment being due and payable on such Term Loan Termination Date; (b) will result in an increase in the amount of interest that Borrower is required to pay for such Loans, over the amount of interest that Borrower would have been required to pay but for the provisions of this Section 2.1.3; and (c) may result in an increase in the amount of each scheduled payment.

2.1.4     Section 7.6(d) – Restricted Payments. Section 7.6(d) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(d)     Borrower shall be permitted to make other Restricted Payments in the form of cash dividends, distributions, purchases, redemptions or other acquisitions of or with respect to shares of its common stock or other common equity interests in an aggregate amount in any fiscal year of Borrower not to exceed $3,000,000 if, at least ten (10) Business Days prior to each such Restricted Payment, Borrower has delivered a certificate to Bank demonstrating compliance with the requirements set forth herein; provided, that no such Restricted Payments shall be made by Borrower at any time during the Financial Covenant Relief Period.”

2.1.5     Section 7.12 – Financial Covenants. Section 7.12 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Section 7.12     Financial Covenants.

(a)     Total Funded Debt/EBITDA Ratio. As of the last day of each fiscal quarter of Borrower, commencing with the fiscal quarter ending on or about December 31, 2019 and continuing for each successive fiscal quarter thereafter, Borrower shall not permit the Total Funded Debt/EBITDA Ratio to be: (i) greater than 4.00 to 1.00 for the fiscal quarter ending on or about December 31, 2019; (ii) greater than 5.00 to 1.00 for the fiscal quarter ending on or about March 31, 2020; (iii) greater than 4.00 to 1.00 for the fiscal quarter ending on or about June 30, 2020; (iv) greater than 3.50 to 1.00 for the fiscal quarter ending on or about September 30, 2020; and (v) greater than 3.00 to 1.00 for the fiscal quarter ending on or about December 31, 2020 and for each successive fiscal quarter thereafter; provided, that, Borrower shall not be required to observe or perform the Total Funded Debt/EBITDA Ratio covenant under this Section 7.12(a) during the Financial Covenant Relief Period. For the avoidance of doubt, for each financial covenant compliance period after the Financial Covenant Relief Period (if any), Borrower shall again be required to comply with the Total Funded Debt/EBITDA Ratio covenant under this Section 7.12(a).

(b)     Tangible Net Worth. Borrower shall at all times maintain Tangible Net Worth of Borrower and its Subsidiaries determined on a consolidated basis in an amount not less than (i) $100,000,000 plus (ii) 50% of Net Income for each fiscal year of Borrower ending on June 30, 2019 and thereafter for which such Net Income is a positive amount (i.e., there shall be no reduction to the minimum amount of Tangible Net Worth required to be maintained hereunder for any fiscal year of Borrower in which Net Income is less than zero).

(c)     Capital Expenditures. Borrower shall not, nor shall it permit any of its Subsidiaries to, incur Capital Expenditures in an amount in excess of $10,000,000 in the aggregate during the fiscal year of Borrower ending June 30, 2021.

(d)     Minimum Liquidity. At all times during the Financial Covenant Relief Period, Borrower shall maintain Liquidity of not less than $15,000,000, to be tested monthly on the last day of each fiscal month of the Borrower (the last Friday of each month, except for June which is always June 30), commencing with the fiscal month ending July 31, 2020 and continuing monthly thereafter. For purposes of this Section 7.12(d), “Liquidity” means the combined value of: (i) cash (including, without limitation, marketable securities and investments held in BMO Harris Bank N.A. money market deposit accounts or any other account, whether held domestically or internationally), and (ii) the difference between (1) the lesser of (A) the Revolving Credit Commitment in effect at such time and (B) the Borrowing Base as then determined and computed, minus (2) the aggregate outstanding principal amount of Revolving Loans and L/C Obligations at such time.

(e)     Minimum EBITDA. As of the last day of each fiscal quarter of Borrower ending during the relevant period set forth below (but only during the Financial Covenant Relief Period), Borrower shall maintain an EBITDA of not less than the following amounts for the relevant periods set forth below:

Period	EBITDA shall not be less than:

Fiscal quarter ending on or about June 30, 2020	$1,000,000

Two (2) fiscal quarters ending on or about September 30, 2020	$1,000,000

Three (3) fiscal quarters ending on or about December 31, 2020	$2,500,000

Four (4) fiscal quarters ending on or about March 31, 2021	$6,000,000

Four (4) fiscal quarters ending on or about June 30, 2021	$10,000,000”

2.2     Miscellaneous Amendments. The Credit Agreement, the Loan Documents and all other agreements and instruments executed and delivered heretofore or hereafter pursuant to the Credit Agreement are amended hereby so that any reference therein to the Credit Agreement shall be deemed to be a reference to such agreements and instruments as amended by or pursuant to this Amendment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BORROWER

The Borrower hereby represents and warrants to the Bank that:

3.1     Credit Agreement. All of the representations and warranties made by the Borrower in the Credit Agreement are true and correct on the date of this Amendment. No Default or Event of Default under the Credit Agreement has occurred and is continuing as of the date of this Amendment.

3.2     Authorization; Enforceability. The making, execution and delivery of this Amendment and performance of and compliance with the terms of the Credit Agreement has been duly authorized by all necessary corporate action by the Borrower. This Amendment is the valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium and similar laws of general application affecting creditors' rights, and except as enforcement may be limited by general equitable principles.

3.3     Absence of Conflicting Obligations. The making, execution and delivery of this Amendment and performance of and compliance with the terms of the Credit Agreement, as amended, do not violate any presently existing provision of law or the articles or certificate of incorporation or bylaws of the Borrower or any agreement to which the Borrower is a party or by which it or any of its assets is bound.

ARTICLE IV

MISCELLANEOUS

4.1     Continuance of Credit Agreement. Except as specifically amended by this Amendment, the Credit Agreement shall remain in full force and effect.

4.2     Survival. All agreements, representations and warranties made in this Amendment or in any documents delivered pursuant to this Amendment shall survive the execution of this Amendment and the delivery of any such document.

4.3     Governing Law. This Amendment shall be governed by, and construed and interpreted in accordance with, the laws of the State of Wisconsin applicable to agreements made and wholly performed within such state.

4.4     Counterparts; Headings. This Amendment may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same agreement. Article and section headings in this Amendment are inserted for convenience of reference only and shall not constitute a part hereof.

4.5     Severability. Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Amendment in such jurisdiction or affecting the validity or enforceability of any provision in any other jurisdiction.

4.6     Conditions. The effectiveness of this Amendment is subject to the Bank having received, on or before the Execution Date, each of the following, in form and substance satisfactory to the Bank and its counsel:

(i)	this Amendment, duly executed by Borrower and Bank;

(ii)	the Second Amended and Restated Revolving Note, duly executed by Borrower;

(iii)

a certificate of the secretary of the Borrower certifying: (A) the adoption and continuing effect of resolutions of the Board of Directors of the Borrower authorizing the execution and delivery of this Amendment and the documents to be executed and delivered in connection with this Amendment; (B) that the Articles of Incorporation of the Borrower have not been amended since the date of the last delivery of such Articles of Incorporation to Bank on or about June 29, 2018; and (C) that the Bylaws of the Borrower have not been amended since the date of the last delivery of such Bylaws to Bank on or about June 29, 2018;

(iv)

deposit account control agreements for all depository accounts, collection accounts, disbursement accounts and other accounts maintained with BMO Harris Bank N.A., duly executed by Borrower and Bank (in its capacity as Bank and Secured Party thereunder);

(v)	a non-refundable amendment fee equal to 10 basis points on the total Commitments as of the Fifth Amendment Effective Date, which shall be deemed fully earned upon receipt thereof by the Bank; and

(vi)	such additional supporting documents and materials as Bank may reasonably request.

4.7     Course of Dealing. The Borrower acknowledges that neither previous waivers, extensions, and amendments granted to the Borrower by the Bank nor the amendments granted herein create any course of dealing or expectation with respect to any further waivers, extensions, or amendments and further acknowledges that the Bank has no obligation whatsoever to grant any additional waivers, extensions, amendments, or forbearance. As additional consideration to the Borrower for entering into this Amendment and paying the amendment fee referenced above, the Bank hereby agrees to waive and forever release the Borrower from any and all Events of Defaults, if any, under the Credit Agreement as a result of a violation of Section 7.12(a) that occurred (or otherwise would have occurred but for this Amendment) prior to the Fifth Amendment Effective Date.

4.8     No Defenses. The Borrower acknowledges it has no defenses, rights of setoff, or rights of recoupment to the enforceability or payment of any of its obligations under the Credit Agreement as amended hereby.

4.9     Expenses and Attorneys’ Fees. The Borrower shall pay reasonable fees and expenses (including attorney’s fees) incurred by the Bank in connection with the preparation, execution, and delivery of this Amendment.

4.10     DACA Notice of Exclusive Control Limitation. The Bank acknowledges that, per the terms of each deposit account control agreement referenced in Section 4.6(iv) above, or any other account control agreement requested by the Bank as permitted herein, the Bank has the ability to provide a “Notice of Exclusive Control” that, once received by the institution maintaining the applicable account, will restrict the Borrower’s ability to access and use the funds in such account. As additional consideration for the Borrower agreeing to enter into this Amendment and provide such deposit account control agreements to the Bank, the parties hereto agree that the Bank shall not provide or deliver a “Notice of Exclusive Control” (or any notice with similar effect) under the terms of a deposit account control agreement prior to the occurrence or existence of a Default or an Event of Default under the Credit Agreement or otherwise upon the occurrence or existence of an event or condition that would, but for the passage of time or the giving of notice, constitute a Default or an Event of Default under the Credit Agreement.

[SIGNATURES ON NEXT PAGE FOLLOWING]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first written above.

“Borrower”

TWIN DISC, INCORPORATED

By: _____________________________

Name: Jeffrey S. Knutson

Title: Vice President – Finance and Chief

Financial Officer

“Bank”

BMO HARRIS BANK N.A.

By:______________________________

Name: Mark Czarnecki

Title: Senior Vice President

Signature Page to Amendment No. 5 to Credit Agreement